SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date April 19, 2005_________________________________

BIOTECH HOLDINGS LTD. _

(Exact name of Registrant as specified in its charter)

#160 - 3751 Shell Road, Richmond, British Columbia, Canada, V6X 2W2 _

(Address of principal executive offices)

Commission file number 0-29108 _

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F Yes Form 40-F No

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

No

Biotech Holdings Ltd.

Filed in this Form 6-K

Documents index

  News Release dated April 19, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOTECH HOLDINGS LTD.

By: /s/ Robert Rieveley

Name: Robert Rieveley

Title: Chief Executive Officer

Date: April 19, 2005

BIOTECH HOLDINGS ANNOUNCES INVESTOR AWARENESS PROGRAM WITH ALLPENNYSTOCKS.COM

Vancouver, B.C., April 19, 2005 - Robert Rieveley, President of Biotech Holdings (the "Company", TSX-V: BIO.V; OTC BB: BIOHF) announced today that the Company has signed an agreement to distribute news through AllPennyStocks.com, a company specializing in news for smallcap investors.

"Developments regarding our Sucanon diabetes drug will I believe provide a number of news items of interest to investors over the coming months. We are pleased to be working with AllPennyStocks.com Media to get this news out to as broad a range of investors as possible," Mr. Rieveley said.

"AllPennyStocks.com runs a U.S. site as well as a Canadian site and will be distributing information about Biotech Holdings to its own database of smallcap investors along with a number of affiliated databases. This information includes daily market write-ups, company spotlights and other information geared for the average investor," Mr. Rieveley said.

If you would you would like to be added to Biotech Holdings^ email list for future news updates or summary clinical materials, please go to: http://www.biotechltd.com/info.asp

Biotech Holdings Ltd.^s head office is in Richmond, British Columbia.  Biotech Holdings^ shares trade on the Over the Counter Bulletin Board in the United States (BIOHF.OB) and on the TSX Venture Exchange in Canada (BIO.V).  For inquiries, contact Austin Rand at Biotech Holdings Ltd., 1 888 216 1111 (toll-free), 8:00 a.m. to 4 p.m. Pacific time, or by e-mail at biotech@direct.ca.  For background information and current stock quotations, please visit Biotech^s website at http://www.biotechltd.com.

On behalf of the Board of Directors: /s/ Robert B. Rieveley, President and Director.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.